Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

April 26, 2005

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated April 26, 2005 [English translation].

dlw 5/6

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

[English Translation of original release in Japanese]
For immediate Release

April 26, 2005

To whom it may concern,

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No+ 8053 Tokyo Stock Exchange (TSE), 1st Section
Contract: Jun Iwata
Corporate Communications Dept.
Tel: +81-3-5166-3100

Sales of Share Interest of an affiliate (Coach Japan)

Sumitomo Corporation announces that it has agreed with Coach, Inc. of the United States to sell to its affiliate all of the Sumitomo's share interest in Coach Japan Inc. The closing of the transactions is scheduled to take place on July 1, 2005.

1. Background of Share Sales
   Based on Sumitomo Corporation's business portfolio strategy, which called for the promotion of a proactive exchange of assets while expanding investments in an effective manner, the shareholders agreement with Coach Inc. provided for a phased sale of Sumitomo's shares in Coach Japan. Coach Japan's growth has greatly exceeded its business plan, and its sales will exceed JY40 billion for the fiscal year ending in June 2005. At the same time it has become clear that Coach Japan now possesses the capacity for training personnel to ensure its ability to sustain its growth in the future as well as complete its infrastructure, Sumitomo Corporation has begun implementing its new mid-term management plan (AG Plan). The plan requires funds that will enable Sumitomo Corporation to make active strategic investments in its brand business. In this context, Sumitomo Corporation and Coach Inc. entered into discussions regarding the possibility of Sumitomo selling its shares ahead of schedule. The discussions resulted in a mutual agreement regarding the price and other conditions of sale. In conjunction with the sale of its shares, Sumitomo Corporation will sign a cooperation agreement with Coach Japan Inc.

pursuant to which Sumitomo will continue to make available to Coach Japan trading company functions for staffing and the property development of flagship stores and other vendors.

2. Outline of the operation of Coach Japan, Inc.
   - Annual Sales: around JY 31.6 billion during the fiscal year ended in June, 2004.
   - The number of employees: 1,020 as of April, 2005
   - The number of stores: 104 as of April, 2005
   - Sales price of the share: US$300 million with undistributed profit and paid-in capital inclusive

3. Outline of Coach, Inc.
   - Name of the company: Coach, Inc.
   - Main business: Manufacturer and marketer of luxury bags, accessories and apparel
   - Headquarters: 516 West 34th Street, New York, New York 10001, United States of America
   - Established in 1941
   - Chairman & CEO: Mr. Lew Frankfort
   - The number of employees: approx. 4,200 as of June, 2004.
   - Relation with Sumitomo Corporation: Co-shareholder of Coach Japan, Inc.

4. Schedule

   April 25, 2005: The effective date of the share purchase contract

   July 1, 2005: The closing date

5. Impact of the deal to performance of 2005 fiscal year

   On April 28, Sumitomo Corporation plans to make press conference for the financial results of the last fiscal year ended March 31, 2005, which will include the impact of the deal to the forecast of 2005 fiscal year performance.